Mead Johnson™ Nutrition
NOURISHING THE BEST START IN LIFE

HITTING OUR STRIDE

MEAD JOHNSON NUTRITION ANNUAL REPORT 2011



OUR MISSION

TO NOURISH THE WORLD'S CHILDREN FOR THE BEST START IN LIFE

OUR VISION

TO BE THE WORLD'S LEADING NUTRITION COMPANY FOR BABIES AND CHILDREN

OUR VALUES

PASSIONATE PURSUIT OF CONTINUOUS IMPROVEMENT IN ALL WE DO

UNCOMPROMISING COMMITMENT TO SCIENTIFIC RIGOR AND PRODUCT QUALITY

UNWAVERING INTEGRITY IN EVERY RELATIONSHIP WE HAVE AND ACTION WE TAKE

AN ENVIRONMENT OF OPENNESS, RESPECT AND HIGH PERFORMANCE



MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

TO OUR SHAREHOLDERS, COLLEAGUES AND BUSINESS PARTNERS:

In 2011, Mead Johnson Nutrition delivered a third consecutive year of record results, including exceptional sales and earnings growth of 14 percent and 15 percent, respectively, reported on a non-GAAP, constant-dollar basis.

Against a backdrop of continuing economic challenges in many parts of the world, and given the significant effort required to complete the infrastructure necessary to operate as a fully independent public company, we are particularly pleased with our superior marketplace performance.

Mead Johnson is operating in an attractive category, with powerful brands, a leading product portfolio and pipeline, an expanding global footprint and world-class employees. We are constantly building upon our outstanding reputation for quality, nutritional science and innovation. As a result, we are not making routine progress or simply taking steps in the right direction — rather, we are hitting our stride as a dynamic, independent and fast-growing global company.

DELIVERING GROWTH

In addition to being strong, our 2011 sales growth was also of high quality — with three-quarters of the increase attributable to volume and the balance to price. The strength of our performance extended across both our key product categories, with double-digit growth for our infant formulas and for our growing-up milks. Both of our geographic segments contributed to the sales increase. North America and Europe recorded a 3 percent constant-dollar gain, while our sales across our larger business in Asia and Latin America grew by 22 percent, excluding foreign exchange.

More than a dozen markets achieved double-digit sales growth in the Asia/Latin America segment, which now accounts for two-thirds of our global sales. China/Hong Kong led the way with a 40 percent constant-dollar increase, crossing the $1-billion mark in sales to become our top global market.

We continued to expand our network of Chinese cities with full sales and marketing resources, adding another 48 in 2011. But while ongoing expansion through this disciplined Step-Change program is an important element of our long-term growth strategy in China, the large majority of 2011 growth came from increased market share and higher consumption in established cities, demonstrating the excellence of our execution with consumers, health care professionals and retailers.

Among our other Asia markets, Thailand, Malaysia, Singapore, Vietnam and India also recorded notable sales gains.

Our Latin America region is targeting $1 billion in sales by 2015, and its performance in 2011 was a strong step toward that ambition. The large majority of our markets in the region recorded double-digit increases in sales, with Peru moving onto the company's Top Ten market list, joining Mexico and Brazil.

Given its demographics and projections for its economy, Brazil offers especially exciting long-term prospects for Mead Johnson. We are making significant investments in the market, as we build an infant formula business on top of our established Sustagen brand that leads the children's nutritional supplement category.

In North America and Europe, the economic and demographic environment remained especially challenging in 2011.

We were pleased to record growth in our U.S. business, even though the market as a whole experienced a third consecutive year of declining births and reduced formula consumption. Our U.S. team was able to deliver modest, but important, increases in both sales and market share in 2011 — due to successful product innovations and opportunities created by a competitor's 2010 recall.

Across Europe, we successfully completed the complex transition to a new distribution model and strengthened our operations, including the implementation of new SAP business systems.

In addition to comparing ourselves against prior year performance, another measure of success is how our results compare to those of our competitors. In 2011, we grew our sales, in the markets where we compete, at the highest rate of the five major global companies in our industry, and thereby grew market share. We are proud of our global leadership position, as the top-ranked competitor across our markets in infant nutrition and number two in children's nutrition.

STRENGTHENING OUR FOUNDATIONS

We know that delivering continued high performance in the future requires investment in the present. Last year included a number of key initiatives that will enable Mead Johnson to strengthen its foundations and will support sustainable, profitable growth.

Our Mead Johnson Value of "uncompromising commitment to scientific rigor and product quality" serves as a key support to our company Mission "to nourish the world's children for the best start in life." Consistent with that commitment, we have been stepping-up our investment in research and development, including an 18 percent increase from 2010 to 2011. Beyond the various new product and packaging projects that populate the company's innovation pipeline, the most visible result of this investment is the ongoing expansion of the Mead Johnson Pediatric Nutrition Institute (MJPNI). We began 2011 with the dedication of a new MJPNI and technology center in Mexico and celebrated the grand opening of the latest MJPNI facility in China in November. These centers increase the company's ability to develop nutritional science, deliver new products and benefits, and strengthen relationships with key scientific and regulatory stakeholders around the world.

Another important milestone in 2011 was the completion of our global SAP implementation and establishment of an independent shared services function. Symbolically, it marked the cutting of the last tie to Bristol-Myers Squibb (BMS) — the final step on the road to complete separation and independence that began with our Initial Public Offering three years ago. On a practical level, it eliminated duplicated costs for systems and services previously paid to BMS. These systems will serve as a cornerstone for our efforts to drive global operational efficiencies and will contribute to a targeted reduction in general and administrative spending from 8.5 percent of sales in 2011 to 6.5 percent by 2016.

We have been in this business for 106 years, and we fully intend to be in it for generations to come — with the most trusted and respected brands in the industry.

Importantly, we continued to invest in business infrastructure and capacity to support long-term growth. In December, we announced the largest-ever capital investment in company history — a $300-million spray dryer and technology center to be built in Singapore. This expansion of our manufacturing footprint and related realignment of our regional operations is needed to support and manage the future growth of our fast-growing Asian region. The new manufacturing plant will be operational by mid-2014.

ALIGNING AND LEVERAGING TALENT

Recognizing the growing size and complexity of our business, as well as the significant opportunities that lie ahead, we must ensure the proper balance between focusing on our long-term strategy and our more immediate operating performance.

As President & CEO, I continue to lead the overall Mead Johnson enterprise, but in order to enable me to focus proper attention on long-range strategic initiatives and important engagements with external stakeholders, I established the new role of Chief Operating Officer and named Kasper Jakobsen to the position. Kasper, who most recently served as the head of our Americas business and previously led our Asia region, now has responsibility for managing our global operations on a day-to-day basis.

Additionally, I appointed Charles Urbain, previously President of Asia and Europe, to the new role of Senior Vice President, Stakeholder Relations and Chief Development Officer in recognition of the importance of business development to complement our superior organic growth. Evidence of our commitment to such strategic investments came with the recent announcement of our joint venture with SanCor — Argentina's leading dairy producer. Developing this strong infant and children's nutrition business in Argentina and surrounding markets will further enhance our fast-growing business in Latin America.

PROTECTING AND ENHANCING THE BRAND

This past year offered a vivid reminder of the sensitivity of the category in which we operate and how easily brands can be negatively impacted. We saw how a U.S. competitor was punished in the marketplace as a result of a product recall. Then, near year end, we found ourselves having to defend the reputation of one of our U.S. products — not because of an actual safety or quality issue, but due to a marketplace overreaction to a health investigation that was magnified by inaccurate media reporting and speculation.

Although the quality and safety of Mead Johnson products were fully validated — with officials actually complimenting the rigor of our quality and safety processes and programs — there was still a negative reputational impact on our brand, given the abundance of caution that parents use when caring for their precious infants. We know that our business depends on the trust of parents, retailers, healthcare professionals and government authorities; which is why we not only hold ourselves to the highest standards of safety and quality, but also engage in a passionate pursuit of continuous improvement in all we do. We have been in this business for 106 years, and we fully intend to be in it for generations to come — with the most trusted and respected brands in the industry.

Beyond quality products, integrity and performance, we also recognize that a company's corporate social responsibility, or CSR, activities also influence its brand equity and reputation.

Last year at this time, we communicated our overall CSR focus and strategy; and in 2011, we took steps to bring it to life. Most notably, we launched a signature charitable program — A Child's Best Start — dedicated to providing the best nutritional start in life to the world's most fragile and vulnerable children, with an emphasis on those without parents.

In 2012, you will also see Mead Johnson strengthen its commitment to protecting the environment. Following careful review and study, Mead Johnson's Executive Committee approved some ambitious, long-term environmental and sustainability goals for the company at the end of 2011, which we are publicly unveiling in this report and will follow-up with periodic updates on our progress.

VIEWING THE ROAD AHEAD

Last year marked the end of a series of activities and investments that were necessary for Mead Johnson to establish itself, and operate, as a fully independent public company. As a result, we left 2011 and entered 2012 in full stride and more focused than ever. With the ability to concentrate all our efforts and resources on executing our growth strategies and capitalizing on identified marketplace opportunities, the future for Mead Johnson appears especially bright.

The contributions of our valued business partners and the support of our shareholders are important to our success; but above all, I appreciate and acknowledge the exceptional efforts of our Mead Johnson colleagues around the globe, who delivered such strong performance in 2011 and who are committed to driving sustainable, profitable growth in 2012 — and beyond.

Steve Golsby

Stephen W. Golsby
President and Chief Executive Officer

MESSAGE FROM THE CHAIRMAN OF THE BOARD

Over the past three years, Mead Johnson has undergone a successful transformation from an operating division of Bristol-Myers Squibb to a fully independent and dynamic public company. I have been able to follow the process from a unique dual perspective — as the now retired CEO of the former parent company and as the current Chairman of the Mead Johnson Board. From both views, the company's performance has been nothing short of spectacular.

First and foremost, Mead Johnson has been able to carve out its own unique identity, with an inspiring Mission and Vision. It has enhanced its reputation as a trusted nutritional expert, a successful marketplace competitor, a strong business partner, a smart investment, and an attractive and rewarding place to work.

While delivering strong financial performance and growing market share, Mead Johnson has been investing for the future, notably in its research and development capabilities. Since 2010, the company has been steadily expanding its worldwide network of scientific experts, state-of-the-art technology centers, academic partnerships and research collaborations within the framework of the Mead Johnson Pediatric Nutrition Institute (MJPNI).

In November, the Board of Directors had the chance to visit the company's largest market — China/Hong Kong — and participate in the opening of the new MJPNI center in Guangzhou. This research and development facility, focusing on nutrition for Chinese babies and children, will complement our global R&D efforts. The dedication ceremony observed traditional and colorful Chinese cultural customs and was attended by employees, regional government representatives, business partners and the media. We also had the opportunity to visit leading Chinese hospitals and retail distribution outlets for the "Enfa" brand while in the country. For me, the highlight of the trip was having a private Board dinner with our talented and dedicated local management and sales management team at the Canton Tower.

Indeed, what gives me the most confidence in Mead Johnson's ability to deliver on its long-term strategic plan is the quality of its people, such as those I met in China. It starts with the talent and hard work of Mead Johnson's worldwide employee team and is enabled by the outstanding leadership and vision of CEO Steve Golsby and the other members of the company's Executive Committee. I am also proud to lead an exceptional Board of Directors, whose expertise, insight and counsel have helped enable the company to flourish.

Although a strong foundation has been laid and much has already been accomplished, the Mead Johnson narrative is still being written. We are looking forward to the company's future long-term success.

James M Cornelius

James M. Cornelius
Chairman of the Board

INNOVATION
IN EVERYTHING WE DO

As the only global company solely focused on pediatric nutrition, Mead Johnson has an obligation to engage in research and development to help advance nutritional science, as well as to grow the business.

+117%

Our investment in R&D has more than doubled since 2004, climbing 18% from 2010 to 2011 to reach $93 million.

Millions of healthcare professionals, parents and other stakeholders count on us to develop products that deliver tangible, clinically proven developmental and health benefits to infants and children. In 2011, we conducted more than 50 clinical trials, leveraging our deep scientific expertise in brain health, prematurity, immunology and allergy management, and we brought more than 20 world-leading innovations to market.

In our continuous pursuit to apply evolving science to improve our products, we use breast milk as the gold standard. That's why for decades Mead Johnson pioneered the study and use of the fatty acids DHA and ARA in infant formula. Beyond infant formula, we launched enhanced formulations of Enfagrow A+ and Enfakid A+ in the Asia Pacific Region in 2011 to provide higher levels of DHA to young children. We also reformulated nine metabolic products globally in 2011 to include DHA and ARA. These products are tailored to treat conditions, such as Phenylketonuria (PKU), a congenital metabolic disease affecting brain and nervous system function. While these rare conditions only affect a small percentage of the population, these children are especially vulnerable, and we are proud of our commitment to produce products so they can grow and have healthy development.



Enfamil
Enfamil

Enfamil Acidified Liquid Human Milk Fortifier

We improved our product line-up for the NICU (Neonatal Intensive Care Unit) that cares for the most fragile and vulnerable of babies. We added two more calorie-dense formulas to maximize benefits for premature infants who tend to consume less. We also launched the first-ever concentrated, DHA-enriched human milk fortifier in liquid form, with the added benefits of being commercially sterile and easy to mix. Caregivers can add the product to breast milk to provide the added protein and essential nutrients so critical for low-birth-weight infants.

Another example of our relentless dedication to innovation was the enhancement of Enfagrow Premium for toddlers in Mexico, to include iron and beta-glucan to promote brain development and antioxidants to help support a healthy immune system.

Mead Johnson PEDIATRIC NUTRITION INSTITUTE

MEAD JOHNSON PEDIATRIC NUTRITION INSTITUTE EXPANSION CONTINUES

Scientists in MJPNI facilities — such as the new technology centers opened in Mexico and China in 2011 — have the ability to make prototype and clinical grade products for advanced testing. They also have facilities to conduct educational seminars and training to share medical research and nutritional best practices. This growing network enables us to better understand and address changing nutritional needs globally, and to leverage our findings to drive innovations.

INNOVATION THAT NEVER QUITS

Nutramigen was launched as a groundbreaking product in 1942, being the first protein-hydrolysate infant formula. Today, Nutramigen is the number one brand worldwide for managing cow's milk protein allergy. We marked an incredible milestone in 2011 with the publication of our 70th clinical study to prove its effectiveness. This makes Nutramigen the most published and scientifically supported formula of its kind.






$3.7
07 08 09 10 11

NET SALES*
(IN BILLIONS)


$2.79
07 08 09 10 11

EARNINGS PER SHARE*


YEAR-END CASH BALANCE
$840
DIVIDENDS & REPURCHASES
$294
09 10 11
09 10 11

CASH GENERATING POWER
(IN MILLIONS)

*Non-GAAP results shown. Please refer to table on the back inside cover for reconciliation to GAAP data.

PERFORMANCE
THAT SETS THE STANDARD

2011 was an exceptional year of growth for Mead Johnson, outpacing our four major global competitors in the pediatric nutrition category.

PERFORMANCE SUPPORTED BY INNOVATION

No matter how compelling, nutritional science cannot change lives unless it makes it from the drawing board and the lab onto store shelves and into homes. Mead Johnson excels at transforming cutting-edge science and consumer insights into innovative, beneficial products. Last year, that ability helped fuel our highest global sales growth in more than a decade.

In the highly competitive and economically challenged U.S. marketplace, we grew sales in 2011 — even as births and formula consumption declined — leading to a market share gain. Innovation played a big part, as new products and packages introduced over the past 18 months accounted for a full two-thirds of U.S. sales by the end of 2011.

For example, Enfamil Newborn — which has protein adjusted for newborns' sensitive digestive systems and expert recommended levels of Vitamin D — became one of the most popular infant formulas available in the U.S. Less than a year after it was introduced, nearly one-third of babies consuming formula in-hospital were being nourished by Enfamil Newborn.

2011 also saw the successful launch of our Bag-in-Box packaging system — with its triple consumer benefit of convenience, cost savings and reduced environmental impact — in markets from Canada to Peru to Hong Kong.

CONNECTING IN NEW WAYS

We expanded our online and mobile presence in 2011 to deepen our engagement with key stakeholders and bring them closer to our company and brands. We launched a redesigned corporate website that includes the Mead Johnson Journal — a regular posting to share company news, along with insights on the latest developments in children's nutrition.

As mobile phone usage continues to grow, we are making our websites more user-friendly when accessed on-the-go, starting with Enfamil.com in the U.S. We also launched a popular new tool for moms — the ExpectingBaby app in the U.S. lets moms-to-be track and share, via Facebook or email, every moment of their pregnancy with family and friends. In Hong Kong, our A+ Mom Tool Kit app is winning fans and achieving recognition.

SEEDS FOR THE FUTURE

Mead Johnson's performance is also reflective of healthy balances in its business, including its geographic diversity, dual categories (infant formula and growing-up milk) and market mix (developed and developing). While continuing to drive growth in established markets, we made significant investments in promising "seed" markets, such as Brazil, India, Russia and Saudi Arabia. Although they currently account for only a fraction of our sales, they hold nearly 25 percent of the world's population — and a notably larger percentage of global births — offering significant growth potential in the coming years.

We also exhibit balance in managing our robust cash flow, using it to support future growth, maximize operating flexibility and return value to shareholders through dividends and stock repurchases.

Mead Johnson strives to provide parents and healthcare professionals around the world with the information they need to make informed decisions about our products and services.

INTEGRATED MARKETING COMMUNICATIONS



Nueva Enfagrow tiene los niveles más altos de DHA, apoyando:
CONCENTRACIÓN
+
MEMORIA
+
APRENDIZAJE
Alimenta su increíble poder de aprender.
Enfagrow
PREMIUM

In Mexico, parents are encouraged to feed their child's incredible power to learn.

ON THE MOVE



Enfamil

We optimized our Enfamil.com website to make all its information and features more accessible and user-friendly on smart phones in the U.S.



Our new A+ Mom Tool Kit mobile app is a big hit with moms and moms-to-be in Hong Kong, providing developmental facts about their babies and allowing them to record childhood milestones, as well as manage their many to-dos with tips and checklists, including a reminder tool for doctor appointments.



Nutramigen
A parent's guide to cow's milk allergy
Weaning and up to 1 year
Nutramigen
LIPIL

Across Europe, healthcare professionals and parents recognize the "magic" of Nutramigen in helping children with cow's milk allergy. Nutramigen remains the number one brand worldwide for managing this condition.



I am an infant.
I am
not a baby
Enfamil

In the U.S., we remind parents that their children's nutritional needs change as they move through key stages — newborn, infant, toddler.



美赞臣
成就"飞"凡蜕变

In China and other Asian markets, our "Butterfly" campaign highlights the role proper nutrition plays in the good health and mental development of growing children.

#1 ENFAMIL® #1 BRAND RECOMMENDED BY PEDIATRICIANS

We use this graphic in our communications to reinforce that Enfamil® is the number one brand that pediatricians recommend in the U.S.



RESPONSIBILITY
WITH EVERY STEP

MJN
Environmental Goals for 2009-2020

-35%
GREENHOUSE GAS EMISSIONS

-35%
ENERGY USE

-45%
WATER USE

-60%
WASTE TO LANDFILL
WORKING TOWARD ZERO WASTE

The very nature of our business demands that we leverage all of our resources to make the world a better place for children to grow and thrive. Our success is measured by our ability to serve the marketplace, protect the environment and nurture communities with initiatives and programs that make an impact both locally and globally.

Our Corporate Social Responsibility (CSR) program took an important step forward in 2011. Working within the established CSR framework, we advanced our philanthropic initiatives and developed global programming and goal setting to unify and strengthen activities across all markets in which we operate.

SERVING THE MARKETPLACE

Over the past year, we introduced firm commitments in nutrition, marketing practices, health and safety, and corporate ethics. We demonstrate this commitment by publishing the results of our clinical trials to benefit the science and healthcare community, continuously improving our infant formulas to be as compositionally close to breast milk as possible, and ensuring that claims made in the promotion of our products are well-substantiated and based on sound science.

PROTECTING THE ENVIRONMENT

As a global company committed to infants and children, we have an obligation to ensure that future generations can grow and thrive in a healthy environment.

In 2011, we established goals to substantially reduce greenhouse emissions, energy consumption, water usage and waste to landfill by the end of 2020. Longer-term, we're working toward zero waste to landfill.

NURTURING COMMUNITIES

Millions of children around the world live without parents, often in orphanages, group homes and institutions. While caregivers work diligently to attend to the needs of these children, they routinely lack science-based training and resources necessary to put in place sound nutrition and feeding practices that would be so beneficial for the children. Mead Johnson recognized a real need to act.

So in 2011, we launched A Child's Best Start. This collaborative program between the Mead Johnson Foundation and The Joint Council on International Children's Services is dedicated to improving nutritional support for children without parental care, and those living in vulnerable circumstances around the world.

Seeking to achieve the greatest possible impact, we established the Global Nutrition Working Group of medical experts and academics in the field of child health and nutrition. In addition to advising A Child's Best Start program leaders, this group oversees development of content for our international online portal — a website containing resources and literature on nutrition issues — along with the creation of training program materials that will help caregivers understand the vital role nutrition plays in growth and development. Training programs will be piloted in China in 2012, with plans to expand in other countries in coming years.

While A Child's Best Start is our flagship global program, the same spirit to improve the lives of children also thrives in a number of locally driven, employee-fueled programs.

TRIP OF LOVE

Mead Johnson's involvement with "Trip of Love" is a result of a partnership with the China Foundation for Poverty Alleviation on the "Maternal and Infant Health Project," a program that provides nutrition resources to pregnant women and infants in underserved areas. In the six years of Mead Johnson's participation in "Trip of Love," we have assisted over 10,000 mothers and infants and offered professional training to over 1,000 medical workers in six provinces and ten regions across China.





IMPROVING NUTRITION

In December 2011, Mead Johnson collaborated with the Nutritional Recuperation Center in Santa Domingo, Ecuador to provide nutrition education and resources to parents and children recovering from malnutrition. The center aims to improve the nutrition of children under five years old in surrounding communities.



3,000

trees were planted in the Philippines and Thailand by Mead Johnson employees as part of reforestation efforts.

79%

is the average participation rate for Mead Johnson employees in our new charitable payroll deduction program initiated in Latin America. Employee donations are matched by the company and used to support local charities as part of A Child's Best Start.

SUPPORTING THE DISABLED AND THE ENVIRONMENT

Due to stringent quality requirements, some plastic containers are pulled from our packaging line. The empty tubs are collected and given to Evansville ARC Industries, a local not-for-profit organization that operates a manufacturing facility providing job training and work opportunities for individuals with disabilities. ARC grinds the containers and sells the ground material to an area manufacturer for use in other plastic products. The money generated from the sale is then used by ARC to support their other programs.

PROVIDING SIMPLE TOOLS FOR SURVIVAL

Children with cleft lip and palate often struggle with feeding problems due to their inability to suck properly, and in developing markets, the need for the specially designed bottles and nipples that can help them thrive far exceeds the supply. As our first program under A Child's Best Start, we worked with the non-profit organization Love Without Boundaries and the China Center for Child Welfare and Adoption to fund the manufacturing and distribution of this specialized equipment and related training materials to teach feeding techniques for infants with cleft palate. With the support of the Mead Johnson Nutrition Foundation and its program partners, nearly 8,000 bottles have been distributed, along with instructional posters, to almost 1,000 orphanages in China.





BOARD OF DIRECTORS

[PICTURED L-R]

ELLIOTT SIGAL, M.D., PH.D. 4
Director and Executive Vice President,
Chief Scientific Officer and President –
Research and Development,
Bristol-Myers Squibb Company

CELESTE A. CLARK, PH.D. 3, 4
Trustee, W.K. Kellogg Foundation and
Former Senior Vice President –
Global Public Policy and External Relations,
The Kellogg Company

PETER G. RATCLIFFE 1, 3
Director and Former Chief Executive Officer,
P&O Princess International Division,
Carnival Corporation

JAMES M. CORNELIUS
Chairman of the Board
Chairman and
Former Chief Executive Officer,
Bristol-Myers Squibb Company

ANNA C. CATALANO 2, 3
Former President, Amoco Orient Oil Company — China Group
Former Vice President — Marketing, BP plc

STEPHEN W. GOLSBY
President and Chief Executive Officer,
Mead Johnson Nutrition Company

STEVEN M. ALTSCHULER, M.D. 2, 4
Chief Executive Officer,
The Children's Hospital of Philadelphia

KIMBERLY A. CASIANO 1, 3
Former President and Chief Operating Officer,
Casiano Communications Inc.

ROBERT S. SINGER 1, 2
Former Chief Executive Officer,
Barilla Holding, S.p.A.

HOWARD B. BERNICK 1, 2
President, Bernick Advisory Limited,
Former President and Chief Executive Officer,
Alberto Culver Company

1. Audit Committee
2. Compensation and Management Development Committee
3. Nominating and Corporate Governance Committee
4. Nutrition Science and Technology Committee



EXECUTIVE COMMITTEE

[PICTURED L-R]

WILLIAM C. P'POOL
Senior Vice President,
General Counsel and Secretary

CHARLES M. URBAIN
Senior Vice President,
Stakeholder Relations and Chief Development Officer

PETER G. LEEMPUTTE
Executive Vice President and Chief Financial Officer

PETER KASPER JAKOBSEN
Executive Vice President and Chief Operating Officer

STEPHEN W. GOLSBY
President and Chief Executive Officer

JAMES JEFFREY JOBE
Senior Vice President, Global Supply Chain

DIRK HONDMANN, PH.D.
Senior Vice President,
Global Research and Development

LYNN H. CLARK
Senior Vice President, Global Human Resources

PORTFOLIO MEETING WIDE-RANGING PEDIATRIC NUTRITIONAL NEEDS

ROUTINE
40%


Enfamil
Enfamil
Enfamil
A+

For routine infant feeding

SOLUTIONS
10%


Enfamil
ProSobee
Enfamil
Enfamil
Gentlease
Enfamil

For mild intolerance

SPECIALTY
10%


PHENYL-FREE
Enfamil

For allergies, severe intolerance, prematurity and metabolic disorders

CHILDREN'S
40%


SUSTAGEN
CAL-C-TOSE
Lactum

For children's nutritional supplementation

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE OFFICE
Mead Johnson Nutrition Company
2701 Patriot Boulevard, 4th Floor
Glenview, Illinois 60026
847.832.2420
www.meadjohnson.com

STOCK EXCHANGE
Mead Johnson Nutrition Company is listed and traded on the New York Stock Exchange under the ticker symbol MJN.

REGISTRAR AND TRANSFER AGENT
Computershare Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
United States
866.207.6566
Outside the United States
201.680.6578
For the hearing impaired (TDD) 800.231.5469
www.bnymellon.com/shareowner

DIVIDEND POLICY
Dividends on Mead Johnson common stock are declared by the Board of Directors on a quarterly basis and are typically paid on or about the first day of January, April, July and October.

INDEPENDENT PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP

NON-GAAP RECONCILIATION OF FINANCIAL MEASURES

	SALES					EARNINGS PER SHARE				
In millions except per share data	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011
GAAP (Net Sales /Earnings Per Share)	$2,576.4	$2,882.4	$2,826.5	$3,141.6	$3,677.0	$2.49	$2.32	$1.99	$2.20	$2.47
Operating model changes and interest[1]	(35.9)	(35.9)	—	—	—	(0.54)	(0.33)	—	—	—
Specified items before income taxes[2]	—	—	—	—	—	0.09	0.22	0.40	0.35	0.46
Income tax impact on items above	—	—	—	—	—	0.10	0.08	(0.12)	(0.13)	(0.14)
Effect of newly issued shares[3]	—	—	—	—	—	(0.42)	(0.39)	(0.04)	—	—
Adjusted non-GAAP results	$2,540.5	$2,846.5	$2,826.5	$3,141.6	$3,677.0	$1.72	$1.90	$2.23	$2.42	$2.79

[1] Adjustment of our 2007 to 2008 results for comparability to our 2009 results include operating model changes primarily in Brazil and Europe. In Brazil, our ability to operate as a new stand-alone subsidiary was delayed from February 2009 to late September 2009. During that time, BMS distributed and recorded sales for our products and we conducted marketing activities. In Europe, we have transitioned to a third-party distributor model with BMS temporarily serving as our distributor. This reduced net sales by the amount of the distributors' margin and lowered costs for the distribution-related expenses. In addition, our 2007 to 2008 results were adjusted to reflect interest expense that would have been incurred had our capital structure as of December 31, 2008 been in place throughout 2007 and 2008.

[2] Adjustments for IT and other separation costs, severance and other costs, legal, settlement and related costs, IPO-related costs and gain on asset sale.

[3] Adjustments to conform number of shares outstanding to the post-IPO period.

MeadJohnson™ Nutrition
NOURISHING THE BEST START IN LIFE

